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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For  the  month  of  November  2002

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                 ----          ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes      No  x
                                   ----     ----

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     The  Registrant  will  hold  its  Annual General Meeting of Shareholders on
November 24, 2002 at 11:00 a.m. (Israel time) at the Registrant's offices in Migdal Haemek, Israel. In connection with the meeting, on or about November 5, 2002 the Registrant mailed to shareholders a Notice of Annual General Meeting and Proxy Statement, a Proxy Card and a copy of the Registrant's 2001 Annual Report. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting and Proxy Statement and Proxy Card. The 2001 Annual
Report  is  being  filed  separately  with  the  Commission  by  paper  filing.

     This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                              TOWER  SEMICONDUCTOR  LTD.



Date:  November  15,  2002                    By: /s/  Sheldon  Krause
                                                  --------------------
                                              Sheldon  Krause
                                              Assistant Secretary






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